SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)* Endesa, S.A. (Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1 (CUSIP Number)

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Pinechet +34 91 663 2850

Copy to:

     Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Acciona, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)			[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		207,859,176

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

207,859,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
207,859,176

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.63%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1 of 6

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Finanzas Dos, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)			[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
207,859,176
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

207,859,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
207,859,176

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.63%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

2 of 6

     This Amendment No. 4 (the “Amendment”) amends and supplements the Statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), with respect to the American Depositary Shares (the “ADSs”), each representing the right to receive one ordinary share, nominal value €1.20 each (a “Share”), and Shares, of Endesa, S.A. (the “Issuer”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following supplemental information:

     On November 10, 2006, Finanzas acquired 101,983,965 Shares of the Issuer, representing 9.63% of the Issuer’s capital, for an average price of €35.6242 per share (for a total of €3,633,097,166). The source of funds for these acquisitions is (1) a bridge financing loan from Banco Santander previously committed pursuant to the commitment previously filed as Exhibit 10.2 and (2) funds receivable as cash settlement upon exercising the termination right under the Total Return Swaps. An additional bridge credit contract on comparable terms to that previously filed as Exhibit 10.1 is expected to be entered into with respect to this new bridge financing, and will be filed as an exhibit hereto at such time as it is entered into.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following supplemental information:

     The information set forth in Item 5 below is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended to add the following supplemental information:

     As previously reported in Amendment No. 3 to the Schedule 13D, on November 3, 2006, the Comisión Nacional de la Energia (the “CNE”), granted approval for Finanzas to acquire up to a percentage that does not require the formulation of a mandatory offer pursuant to current Spanish law (that is, a percentage that is less than 25%) of the capital stock of the Issuer.

     On November 10, 2006, after exercising its early termination rights under the Total Return Swaps, Finanzas acquired, in the Spanish stock market, through that market’s automated trading system, in more than 90 different transactions at various prices, a total of 101,983,965 Shares, representing 9.63% of the Issuer’s capital stock. The average price at which these transactions were entered into is approximately €35.625 per Share (and the total expended for such acquisitions, €3,633,154,691.90) . The various prices at which such Shares were acquired on November 10, 2006, and the number of Shares acquired at each such price, are set out in the following table:

Number of Shares	Price per Share
6,000,000	€35.55
35,550	€35.56
3,750,000	€35.57
13,100,000	€35.59
11,700,000	€35.60

3 of 6

8,550,000	€35.61
5,500,000	€35.62
9,350,000	€35.63
3,450,000	€35.64
11,200,000	€35.65
7,783,965	€35.66
9,200,000	€35.67
3,600,000	€35.68
5,300,000	€35.72

     As a result of these transactions, Finanzas, a wholly owned subsidiary of Acciona, has acquired an aggregate of 207,859,176 Shares which constitute 19.63% of the outstanding Shares. Acciona, through Finanzas, has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares. Other than pursuant to the financing arrangements with Banco Santander described under Item 3 of the Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

     Acciona has both filed with the CNMV an Hecho Relevante, or current report, and issued a press release reporting Finanzas’ purchase of additional Shares and related matters. These documents, in their original Spanish and English versions, are attached hereto as Exhibits 99.5 and 99.6, respectively, hereto and are incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at http://www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab. As reflected in the press release, ongoing developments in connection with the Issuer have reinforced the Reporting Persons’ belief that the Issuer’s long-term value exceeds E.ON’s current proposed offer and the Reporting Persons’ intention to be key shareholders of the Issuer. Of course, as previously disclosed, the Reporting Persons may change their plans at any time based on their continuing evaluation of their options with respect to the Issuer and the Shares and ADSs and changing circumstances more broadly.

     Also on November 10, 2006, Finanzas exercised its early termination rights under each of the Total Return Swaps, relating in aggregate to 101,983,965 Shares or 9.63% of the Issuer’s capital stock and accordingly became entitled to an aggregate payment of approximately €229,510,250 from Banco Santander as contemplated under the Total Return Swaps. This amount is the net of the amount Finanzas was entitled to receive from Banco Santander in accordance with the terms of the Total Return Swaps, and the amount Finanzas was obligated to pay to Banco Santander in accordance with the terms of the Total Return Swaps, computed in each case with reference to the weighted-average market value as of the Shares as of the “Valuation Date”, or approximately €35.625, which by virtue of the termination of the Total Return Swaps, was November 10, 2006, and is exclusive of the amount payable equal to interest earned at one-month EURIBOR plus 25 basis points on the amounts payable by Finanzas, and of any dividends actually paid by the Issuer on the Shares covered by the Total Return Swaps, which are payable by Banco Santander to Finanzas.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following supplemental information:

     The information set forth in Item 5 above is hereby incorporated in this Item 6 by reference.

4 of 6

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity.*

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A.*

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. *

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006).*

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006.**

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).*

99.2	Hecho Relevante filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores.**

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006.***

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).***

99.5	Hecho Relevante filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores.

99.6	Press release issued by Acciona, S.A., dated November 10, 2006.

*	Previously filed with Amendment No. 1 to the Schedule 13D.

**	Previously filed with Amendment No. 2 to the Schedule 13D.

***	Previously filed with Amendment No.3 to the Schedule 13D.

5 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2006

ACCIONA, S.A.

By:	/s/ Jorge Vega-Penichet

Name:	Jorge Vega-Penichet
Title:	Company Secretary

FINANZAS DOS, S.A.

By:	/s/ Vicente Santamaria

Name:	Vicente Santamaria
de Paredes Castillo
Title:	Company Secretary

6 of 6